Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (the “Agreement”) is entered into as of December 28, 2018 (the “Effective Date”), by and among Innovative Power Systems, Inc., a Virginia corporation (“Seller”), TSS, Inc., a Delaware corporation (“TSS”), and Innovative Power, LLC, a Virginia limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller is engaged in the business of providing turnkey installation services of mission critical data center power and cooling and related services (the “Business”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets of the Business, together with certain limited liabilities, on the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto covenant and agree as follows:

I.            Definitions. The terms whenever used in capitalized form in this Agreement shall have the meanings set forth on Exhibit A unless otherwise defined herein.

II.           Sale of Assets; Closing.

2.1     Acquired Assets. Buyer hereby agrees to purchase and acquire from Seller, and Seller hereby agrees to sell and transfer to Buyer, all of Seller’s right, title, and interest in and to the assets identified on Schedule 2.1(a) (collectively, the “Acquired Assets”) provided, however, that all other assets of Seller not identified on Schedule 2.1(a) (the “Excluded Assets”) are expressly excluded from the purchase and sale contemplated hereby and as such are not included in the Acquired Assets and shall remain the property of Seller after the Closing.

2.2.    Assumption of Liabilities by Buyer. Except for the liabilities and obligations set forth or described on Schedule 2.2 (the “Assumed Obligations”), regardless of any disclosure, Buyer shall not assume or be bound by any other duties, responsibilities, obligations, indebtedness or other Liabilities (a) to which Seller may be bound or that arise out of the Excluded Assets of whatever kind or nature, whether known, unknown, contingent or otherwise or (b) to which any Seller or any of the Acquired Assets or the Business may be bound or affected, of whatever kind or nature, whether known, unknown, contingent or otherwise, arising out of any of the operations of the Business on or prior to the Closing Date (the “Excluded Obligations”).

2.3     The Closing. Closing of the purchase and sale of the Acquired Assets (the “Closing”) shall take place on the Effective Date, at the offices of Miles & Stockbridge P.C., located at 100 Light Street, Baltimore, Maryland 21202, and effective at 11:59 p.m. (Eastern Standard Time), or at such other time, date, and place as hereafter may be agreed upon by Buyer and Seller (the “Closing Date”). Instead of a Closing in person, the parties may conduct the Closing by electronic transmission between them of the necessary documents, to be followed by overnight delivery of originals of said documents, and by wire transfer of the required funds on the Closing Date.

III.         Purchase Price; Allocation; Taxes.

3.1     Purchase Price. Subject to adjustment as provided in Section 3.3, the aggregate consideration for the Acquired Assets is an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Purchase Price”), and the assumption of the Assumed Obligations.

3.2     Payment of Purchase Price.

(a)    Upon the terms and subject to the conditions herein set forth, and in consideration of the sale, assignment, transfer and delivery to Buyer of the Acquired Assets, at the Closing, Buyer shall pay to Seller the Purchase Price, plus or minus, as the case may be, the Estimated Working Capital Deficit or the Working Capital Surplus (the “Estimated Closing Payment”) less an amount equal to the Escrow Amount by wire transfer of immediately available funds paid to a bank account identified by Seller.

(b)    At the Closing, Buyer will deliver to the Escrow Agent an amount equal to the Escrow Amount by wire transfer of immediately available funds to be held in escrow in accordance with an escrow agreement in the form attached hereto as Exhibit B (the “Escrow Agreement”) pursuant to which the Escrow Amount shall be held by the Escrow Agent for a period of six (6) months following the Closing and shall secure the Seller’s obligations hereunder.

3.3     Purchase Price Adjustments; Working Capital Adjustment.

(a)    Attached as Exhibit C is the Estimated Closing Statement. If the amount of the Estimated Working Capital shown on the Estimated Closing Statement does not equal the Target Working Capital, then the Purchase Price shall be reduced by the amount of the Estimated Working Capital Deficit, if any, or increased by the amount of the Estimated Working Capital Surplus, if any. Such adjustments to the Purchase Price pursuant to this Section 3.3(a) shall be referred to herein collectively as the “Estimated Working Capital Closing Adjustment.”

(b)   Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Seller a Closing Statement, which shall set forth the Closing Working Capital as of the Closing (the “Closing Statement”), and a schedule based upon the Closing Statement setting forth, in reasonable detail, any adjustments to the Estimated Working Capital Adjustment (the aggregate amount of such adjustments, collectively, the “Closing Adjustment”). Seller shall assist Buyer in the preparation of the Closing Statement if requested by Buyer. The Closing Statement shall be prepared consistent with the preparation of the Estimated Closing Statement. For purposes of the Estimated Closing Statement and the Closing Statement, each of the Acquired Assets identified on Schedule 2.1(a) shall have the value corresponding to such amount on Schedule 2.1(a).

(c)    Seller shall have a period of thirty (30) days after receipt of the Closing Statement to notify Buyer of Seller’s election to accept or reject the Closing Statement. During such period, Buyer shall provide Seller and its agents and representatives with reasonable access, during normal business hours, to the books, records and other information relied upon by Buyer in preparing the Closing Statement. In the event Seller rejects the Closing Statement as prepared by Buyer, such rejection notice must contain the reasons for such rejection in reasonable detail and must set forth the amount of the requested adjustment. In the event no notice is received by Buyer during such thirty (30) day period, the Closing Statement and any required adjustments resulting therefrom shall be deemed accepted by Seller and final and binding on the parties hereto. In the event that Seller shall timely reject the Closing Statement, Buyer and Seller shall promptly (and in any event within thirty (30) days following the date upon which Buyer received notice from Seller rejecting the Closing Statement) attempt to make a joint determination of the Closing Adjustment and such determination and any required adjustments resulting therefrom shall be final and binding on the parties hereto.

(d)    In the event Seller and Buyer are unable to agree upon the Closing Adjustment within one hundred fifty (150) days from the Closing Date, then within one hundred sixty (160) days from the Closing Date, Buyer and Seller shall submit such dispute for resolution to the Independent Accounting Firm. In resolving such dispute, the Independent Accounting Firm shall not assign a value to the Closing Adjustment that is greater than the highest or less than the lowest calculation thereof proposed by Buyer in the Closing Statement and Seller in the dispute notice. Buyer and Seller shall request that the Independent Accounting Firm render its determination of the Closing Adjustment prior to the expiration of two hundred twenty (220) days from the Closing Date and such determination and any required adjustments resulting therefrom shall be final and binding on all the parties hereto. The fees and expenses of the Independent Accounting Firm shall be allocated between and paid by Buyer and/or Seller, respectively, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Independent Accounting Firm.

(e)   If the Closing Adjustment, as finally determined in accordance with the provisions of this Section 3.3, is in Buyer’s favor, the amount thereof shall be paid as an adjustment to the Purchase Price by Seller to Buyer by wire transfer in immediately available funds within seven (7) days after such determination. If the Closing Adjustment, as finally determined in accordance with the provisions of this Section 3.3, is in Seller’s favor, the amount thereof shall be paid as an adjustment to the Purchase Price by Buyer to Seller by wire transfer in immediately available funds within seven (7) days after such determination.

3.4    Purchase Price Allocation. Buyer and Seller shall allocate the Purchase Price among the Acquired Assets in accordance with Schedule 3.4 attached hereto (the “Allocation”), which Allocation has been prepared in accordance with the applicable provisions of Section 1060 of the Code and the Treasury Regulations thereunder. Buyer and Seller will cooperate in filing with the Internal Revenue Service any forms or filings required by Section 1060 of the Code on a basis consistent with the Allocation and no party shall take any Tax position (whether in audits, Tax Returns or otherwise) in a manner that is inconsistent with this Section 3.4 unless required to do so by applicable Law.

3.5     Transfer and Sales Tax. Buyer shall be responsible for and shall pay all other filing and recording, sales, use, and transfer taxes and fees, if any, upon the sale or transfer of any of the Acquired Assets hereunder and the other transactions contemplated by this Agreement. Buyer shall also be responsible for all recordation, transfer, stamp taxes, and other costs and expenses.

IV.          Closing Deliverables.

4.1         Seller’s Deliverables. At Closing, Seller shall deliver to Buyer:

(a)    Bill of Sale. A general assignment, bill of sale, and assumption agreement, in substantially the form attached hereto as Exhibit D (the “General Assignment, Bill of Sale, and Assumption Agreement”) duly executed by Seller.

(b)   Sublease. A sublease, in substantially the form attached hereto as Exhibit E (the “Sublease”), in connection with certain Lease Agreement by and between Wu & Tseng Trust (the “Landlord”) and Seller for the property located at 43676 Trade Center Place, Suite 125, Dulles, Virginia 20166 (the “Premises”) duly executed by Seller and the Landlord.

(c)    Transition Services. A transition services agreement in the form attached hereto as Exhibit F (the “Transition Services Agreement”) duly executed by Seller.

(d)    Schneider Approval. A written consent and approval or sufficient assurances (in a form reasonably acceptable to Buyer) from Schneider Electric IT USA, Inc. (“Schneider Electric”) with respect to a new Schneider Electric IT U.S. Elite Partner Program Agreement between Schneider Electric and Buyer.

(e)    Vehicle Bill of Sale. A vehicle bill of sale, in a form mutually acceptable and sufficient to transfer title of the vehicle from Seller to Buyer (the “Vehicle Bill of Sale”) duly executed by Seller

(f)     Escrow Agreement. The Escrow Agreement duly executed by Seller and the Escrow Agent.

(g)   Additional Closing Deliveries. (i) A good standing certificate from the Commonwealth of Virginia attesting to the existence and good standing of Seller in such jurisdiction; and (ii) a certificate signed by a duly authorized officer of Seller and dated the Closing Date certifying to Buyer (A) as to the incumbency and genuineness of the signatures of each officer of Seller executing this Agreement and any Transaction Document on behalf of Seller, (B) the genuineness of the resolutions (attached thereto) of Seller authorizing the execution, delivery, and performance of this Agreement and the Transaction Documents and Seller’s consummation of the transaction, (C) as to a true and correct copy of the Bylaws of Seller (attached thereto) and that the same has not been further amended and remains in full force and effect on the date of the Closing, and (D) as to a true copy of the Articles of Incorporation of Seller as certified by the Clerk of the State Corporation Commission of the Commonwealth of Virginia.

(h)    Other Documents. All other documents reasonably requested to be delivered by Buyer to effect the transactions contemplated by this Agreement.

4.2     Buyer’s Deliverables to Seller. At Closing, Buyer shall deliver to Seller:

(a)     Assignment. The General Assignment, Bill of Sale and Assumption Agreement duly executed by Buyer.

(b)     Purchase Price. The Estimated Closing Payment at Closing pursuant to Seller’s wire instructions.

(c)     Sublease. The Sublease duly executed by Buyer.

(d)     Transition Services. The Transition Services Agreement duly executed by Buyer.

(e)     Vehicle Bill of Sale. The Vehicle Bill of Sale duly executed by Buyer.

(f)     Escrow Agreement. The Escrow Agreement duly executed by Buyer.

(g)    Additional Closing Deliveries. A certificate signed by a duly authorized officer of Buyer and dated the Closing Date certifying to Seller (i) as to the incumbency and genuineness of the signatures of each authorized signatory of Buyer executing this Agreement and any Transaction Document on behalf of Buyer, and (ii) the genuineness of the resolutions (attached thereto) of Buyer authorizing the execution, delivery, and performance of this Agreement and the Transaction Documents and Buyer’s consummation of the transaction.

(h)    Other Documents. All other documents reasonably requested by Buyer to effect the transactions contemplated by this Agreement.

V.           Seller’s Representations and Warranties. Seller represents and warrants to Buyer as follows:

5.1     Organization; Authority; Execution and Delivery; No Conflicts.

(a)   Seller is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia. Seller has full power and authority to carry on its business as it is now being conducted, to enter into this Agreement and each other agreement, document, or certificate contemplated by this Agreement or to be executed in connection with the transactions contemplated by this Agreement (the “Transaction Documents”) and to sell the Acquired Assets and the Assumed Obligations in accordance with the terms hereof. The execution, delivery, and performance of this Agreement and the Transaction Documents by Seller, including without limitation, the sale, conveyance, transfer, and delivery of the Acquired Assets contemplated hereby, have been duly authorized by Seller’s sole stockholder. No other corporate proceedings on the part of Seller are necessary to authorize this Agreement, the Transaction Documents, and the transactions contemplated hereby. This Agreement and each of the Transaction Documents to which Seller is a party have been duly executed by Seller and constitute the legal, valid, and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)    Neither the execution and delivery of this Agreement and the Transaction Documents to which Seller is a party nor the consummation of the transactions contemplated hereby will, in any material respect: (i) contravene any provision of the articles of incorporation or bylaws of Seller, or (ii) violate or conflict with any federal, state, or local law, statute, ordinance, rule, regulation, or any Court Order which is either applicable to, binding upon or enforceable against Seller or the Acquired Assets.

5.2     Consents. Except as set forth in Schedule 5.2, no filing with, or consent, waiver, approval or authorization of, or notice to, any Governmental Authority or any other Person is or will be required to be made or obtained by Seller in connection with the execution and delivery of this Agreement or any Transaction Document, the consummation of any of the transactions contemplated hereby or the performance of any of its obligations hereunder, including the transfer and assignment of any of the Acquired Assets.

5.3     Title to Acquired Assets. Except as set forth on Schedule 5.3(a), Seller has good and marketable title to all of the Acquired Assets, free and clear of any liens, claims or encumbrances (together, “Liens”), and none of the Acquired Assets are owned by any person other than Seller. The Acquired Assets are in a good state of operating condition and repair, reasonable wear and tear excepted. Seller owns all right, title, and interest in and to the intellectual property set forth on Schedule 2.1(a), or otherwise has a valid and enforceable license to all such intellectual property, free and clear of any Lien.

5.4    Compliance With Laws. Seller has complied, and is now complying, with all applicable federal, state and local laws and regulations applicable to Seller and its ownership and use of the Acquired Assets and the performance of the Assigned Contracts, except where the violation would not have a material adverse effect on the results of operation, assets, or financial condition of the Acquired Assets.

5.5    Litigation. There are no pending or, to Seller’s Knowledge, threatened, in writing, Actions relating to the Acquired Assets. To Seller’s Knowledge, there are no facts that could reasonably be expected to result in any such Action. To Seller’s Knowledge, neither Seller nor any of Seller’s officers or other employees is subject to or in default with respect to any notice, order, writ, injunction or decree of any Governmental Authority or arbitration tribunal.

5.6    Material Contracts. Schedule 5.6 sets forth a true, accurate, and complete list of all of the Assigned Contracts that have individually generated annual revenues greater than Fifty Thousand Dollars ($50,000.00) (together, the “Material Contracts”). Each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto is in material breach of or default under (or is alleged to be in material breach of or default under), or has provided or received any written notice of any intention to terminate, any Material Contract. To Seller’s Knowledge, no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. To Seller’s Knowledge, there are no disputes pending or threatened under any Material Contract.

5.7     Financial Information. The financial and other information attached to Schedule 5.7 is true, complete, and correct in all material respects as of the dates thereof.

5.8    Employees. Except as set forth in the Estimated Closing Statement, Seller agrees to remain liable for all payroll obligations and expense reimbursements with respect to the Transferred Employees that have accrued prior to the Closing Date as they come due after the Closing Date. No employee of Seller has made or threatened in writing a claim against Seller for unfair, discriminatory, or unlawful employment practices and, to Seller’s Knowledge, no facts or circumstances exist that could give rise to such a claim. Seller is not party to any collective bargaining agreements, nor has there been any union organizing activities within Seller’s workforce within the last five (5) years. Except as set forth on the Estimated Closing Statement, Seller has paid all amounts of compensation due to its employees and former employees and has properly withheld and reported Taxes on the same. Seller shall terminate employment of all employees of Seller on or before the Closing Date.

5.9    Employee Benefits and Employment Agreements. All employee benefit plans of Seller, including pension, profit sharing, stock option, stock purchase, deferred compensation, health and welfare plans, and insurance benefits (“Benefit Plans”), are fully paid and in material compliance with all applicable federal and state Laws. All Benefit Plans are currently in full force and effect and comply with all applicable agreements between Seller and its employees and former employees. All contributions, premiums and other payments due in respect of each Benefit Plan have been paid.

5.10   No Insolvency Action. No petition in bankruptcy, insolvency proceeding or a petition for reorganization or for the appointment of a receiver or trustee has been filed by or against Seller.

5.11   Licenses and/or Permits. Except as set forth on Schedule 5.11, Seller has all licenses, permits, registrations and other authorizations from all applicable governmental entities necessary for the conduct of the Business, in all states where Seller is required to be registered, each of which is in full force and effect and no material violations thereunder have been recorded.

5.12   Fixed Assets. Schedule 5.12 lists the fixed assets (other than real estate) owned or leased by Seller and used in its Business (the “Fixed Assets”). Except as described on Schedule 5.12, all of the Fixed Assets (a) operate in accordance with their respective specifications; (b) adequately perform the functions they are supposed to perform; (c) are free of any material structural, mechanical, installation or engineering defects, ordinary wear and tear excepted; and (d) are otherwise in working order. All leases of Fixed Assets are listed on Schedule 2.1(a) and are in full force and effect and binding on the parties thereto, and neither Seller nor, to the Knowledge of Seller, any other party to such leases is in breach of any of the material provisions thereof. Except as set forth on Schedule 5.12, the Acquired Assets constitute, all properties and assets (real, personal, mixed, tangible and intangible) used in or necessary for the conduct of its Business.

5.13   Taxes. Seller has filed all Tax Returns and reports required to be filed by it, including without limitation returns for all applicable federal, state and local income, franchise, sales, use, property, employment, excise and other Taxes, and such Tax Returns are accurate, complete and correct. Seller has paid all Taxes, interest and penalties required to be paid pursuant to said returns or otherwise required to be paid by it relating to all periods up to and including the Closing Date that are due prior to or on the Closing Date. There is no Tax audit or examination now pending or threatened with respect to Seller. All Taxes and assessments which Seller was or is required by law to withhold or collect have been and are being withheld or collected by it and have been and are being paid over to the proper Governmental Authority or are being held by Seller for such payment. Seller shall file all Tax Returns in accordance with this Agreement and Seller is responsible for any Taxes owed from the consummation of this transaction.

5.14   Accounts Receivable. All accounts receivable reflected on the Estimated Closing Statement (the “Accounts Receivable”) have arisen in the ordinary course, represent valid obligations owing to Seller, and to the Knowledge of Seller, are not subject to valid defenses, offsets or counterclaims. None of the Accounts Receivable have been pledged or assigned to another Person.

5.15   Leased Real Property. Schedule 5.15 lists each property or premises currently leased or subleased by Seller (the “Leased Real Property”) and the street address and unit number of the Leased Real Property, which constitute all of the properties used by Seller in the conduct of its business as currently conducted. True, correct, and complete copies of all leases for the Leased Real Property and material amendments thereto have been made available to Buyer. Seller’s leasehold interests in Leased Real Property and any leasehold improvements are free and clear of all Liens.

5.16   Suppliers and Customers. Schedule 5.16 sets forth the ten (10) largest suppliers, based on the aggregate dollar amount of purchases made, and ten (10) largest customers, based on the aggregate dollar amount of purchases made or revenue received, (with related or affiliated Persons aggregated for purposes hereof) of Seller for the twelve (12) months ended November 30, 2018.

5.17   Brokers. No finder, broker, agent or other intermediary has acted for or on behalf of Seller in connection with the transactions contemplated by this Agreement, and there are no claims for any brokerage commissions, finder’s fee or similar payment due from Seller in connection herewith.

VI.         Buyer’s Representations and Warranties. Buyer represents and warrants to Seller as follows:

6.1     Organization; Authority; Execution and Delivery; No Conflicts.

(a)     Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia. Buyer has full power and authority to carry on its business as it is now being and is intended post-Closing to be conducted, to enter into this Agreement and the Transaction Documents and to purchase the Acquired Assets in accordance with the terms hereof. The execution, delivery, and performance of this Agreement and the Transaction Documents by Buyer, including without limitation, the purchase of the Acquired Assets contemplated hereby, have been duly and effectively authorized by Buyer’s members. No other limited liability company proceedings on the part of Buyer are necessary to authorize this Agreement, the Transaction Documents and the transactions contemplated hereby. This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed by Buyer and constitute the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement and the Transaction Documents to which Buyer is a party nor the consummation of the transactions contemplated hereby will, in any material respect: (i) contravene any provision of the articles of incorporation or bylaws of Buyer or (ii) violate or conflict with any federal, state, or local law, statute, ordinance, rule, regulation, or any Court Order which is either applicable to, binding upon or enforceable against Buyer or its business.

6.2     Brokers. No finder, broker, agent or other intermediary has acted for or on behalf of Buyer in connection with the transactions contemplated by this Agreement, and there are no claims for any brokerage commissions, finder’s fee or similar payment due from Buyer in connection herewith.

VII.        Indemnification.

7.1    Seller’s Agreement to Indemnify. Subject to Section 7.3 and except as provided in Section 7.4, Seller and TSS shall jointly and severally indemnify and hold Buyer and each officer, director, manager, member, and Affiliate of Buyer harmless against and in respect of any and all Actions, liabilities, losses, damages, deficiencies, costs, or expenses (including without limitation, the reasonable fees and expenses of counsel), (collectively, the “Losses”) resulting from (a) any breach of or inaccuracy in any representation or warranty made by Seller in this Agreement or the Transaction Documents; (b) any breach of or failure by Seller to perform any of its respective covenants set out in this Agreement or any Transaction Document; and (c) any Excluded Obligations. Notwithstanding any other provision in this Article VII, no claim shall be made by Buyer under Section 7.1(a) unless and until any and all Losses exceed Thirty Thousand Dollars ($30,000) (the “Basket”) in the aggregate (in which event Seller shall be responsible for all Losses in excess of the Basket), and all indemnification obligations shall be limited to the total amount of Two Hundred Fifty Thousand Dollars ($250,000) (the “Indemnification Cap”); provided, however, that the Basket and the Indemnification Cap shall not apply to Losses arising out of any fraud, intentional misrepresentation, intentional breach of this Agreement, or any breach of any representation, warranty, or covenant deemed a Fundamental Rep as defined in Section 7.3.

7.2     Buyer’s Agreement to Indemnify. Subject to Section 7.3 and except as provided in Section 7.4, Buyer shall indemnify and hold Seller and each officer, director, manager, member, and Affiliate of Seller harmless against and in respect of any and all Losses resulting from (a) any breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement or the Transaction Documents; (b) any breach of or failure by Buyer to perform any of its respective covenants set out in this Agreement or any Transaction Document; (c) any claims related to the Assumed Obligations; (d) the performance, from and after the Closing, of the Assigned Contracts; and (e) the Assumed Obligations.

7.3    Survival of Representations and Warranties. All representations and warranties contained in Sections V and VI or in any other agreement delivered by either party to the other party incident to the transactions contemplated hereby shall be deemed to have been relied upon by the other party. The representations and warranties contained in Sections 5.1, 5.2, 5.3 (first sentence), 6.1, and 6.2 (the “Fundamental Reps”) shall survive indefinitely, and the representations and warranties contained in Section 5.13 shall survive until the expiration of the applicable statute of limitations. All other representations and warranties contained in this Agreement, and in any other agreement delivered by either party to the other party incident to the transactions contemplated hereby shall survive the execution and delivery of this Agreement, any investigation made by any party hereto, and the sale and purchase of the Acquired Assets and payment therefor for a period of twelve (12) months after the Closing. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity and in writing by notice from the Indemnified Party to the Indemnifying Party in accordance with this Article VII prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

7.4    Limitation on Liabilities. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, NEITHER PARTY SHALL HAVE ANY LIABILITY TO THE OTHER PARTY FOR ANY LOST PROFITS, OR SPECIAL, INCIDENTAL, PUNITIVE, EXEMPLARY, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, NOR SHALL ANY OF THE TERMS OF THIS AGREEMENT BENEFIT OR CREATE ANY RIGHT OR CAUSE OF ACTION IN OR ON BEHALF OF ANY PERSON OR ENTITY OTHER THAN THE PARTIES HERETO REGARDLESS OF THE FORM OF THE ACTION, DAMAGE, CLAIM, LIABILITY, COST, EXPENSE, OR LOSS, WHETHER IN CONTRACT, STATUTE, TORT (INCLUDING WITHOUT LIMITATION, NEGLIGENCE), OR OTHERWISE, PROVIDED THAT THIS LIMITATION SHALL NOT APPLY TO ANY AMOUNTS PAYABLE TO THIRD PARTIES UNDER THE INDEMNIFICATION PROVISIONS OF THIS AGREEMENT.

7.5     Indemnification Procedures.

(a)     Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense.

(b)    If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom.

(c)     Except as contemplated by this Section 7.5, neither the Indemnifying Party nor the Indemnified Party shall not settle any Action without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

7.6     Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.7     Exclusive Remedy. The rights of the parties hereto to indemnification pursuant to this Article VII shall be the sole and exclusive remedies of the parties with respect to any matter in any way arising from or relating to this Agreement, and no party hereto will be entitled to pursue, and each hereby expressly waives, any and all rights that may otherwise be available either at law or in equity against the other party with respect to this Agreement, including any claims for rescission.

7.8     Non-Reliance. The right to indemnification, payment of losses or damages or other remedy based on any representations, warranties and covenants set forth in this Agreement or the Transaction Documents will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty or covenant. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, will not affect the right to indemnification, payment of losses or damages or other remedy based on such representations, warranties or covenants. Except for the representations and warranties expressly set forth in this Agreement and the Disclosure Schedules, neither Seller nor any of its Affiliates or any of their agents, employees or representatives have made, nor are any of them making, any representation or warranty, express or implied, in respect of Seller’s business, and any such other representations or warranties are hereby expressly disclaimed. Buyer expressly acknowledges and agrees that neither Buyer nor any of its Affiliates or any of their agents, employees or representatives is relying on any other representation or warranty of Seller or its Affiliates or any of their agents, employees or representatives, including those which may be contained in any materials containing information regarding Seller or its business or in any materials made available to Buyer or any of its Affiliates or any of their agents, employees or representatives during the course of Buyer’s due diligence investigation of Seller and its business. Buyer further expressly acknowledges and agrees that Buyer has relied solely on the representations and warranties of Seller expressly and specifically set forth in this Agreement and the Disclosure Schedules.

VIII.      Covenants.

8.1     Confidentiality. From the Closing Date through the date that is five (5) years after the Closing Date, none of the parties hereto shall disclose to any person any information concerning the other party obtained under this Agreement, except in confidence to its legal counsel, financial advisors, bankers, independent accountants, and employees, who, in that party’s reasonable determination, have a need to know such information; provided, however, that (a) as an affiliate of a publicly traded company, Seller shall have the right to make such public statements as may be necessary or advisable to meet its reporting and other public company oversight obligations, (b) Buyer may disclose such information as Buyer reasonably determines is necessary to operate a successful business with the Acquired Assets and (c) either party hereto may disclose such information as required by laws relating to franchise disclosure documents or pursuant to subpoena or other legal process; provided, however that in the event that a party is requested or required (by oral question or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar legal proceeding) to disclose any such confidential information, such party will notify the other party hereto promptly of the request or requirement.

8.2     Non-Competition and Non-Solicitation.

(a)     Non-Competition and Non-Solicitation of Customers. For the purposes of this section 8.2, American Power Conversion, Inc. (“APC”) and Schneider Electric shall be considered one and the same. From the Closing Date through the date that is two (2) years after the Closing Date, neither Seller, TSS, nor any TSS Subsidiary shall become an APC authorized reseller of installation or deployment service to APC regarding uninterruptable power systems. Neither Seller, TSS, nor any TSS Subsidiary shall, directly or indirectly, solicit any Person that was a third party customer of Seller during the twelve (12) month period prior to the Closing Date (each, a “Customer”) for the purposes of selling to such Customer the same or substantially similar types of products and services that Seller sold to such Customer during the twelve (12) month period prior to the Closing Date. An investment by Seller, TSS or the TSS Subsidiaries, directly or indirectly, in less than five percent (5%) of the equity securities of any person the stock of which is publicly traded will not be deemed a violation of this Section 8.2(a). If any Governmental Authority of competent jurisdiction determines that the restrictive covenant contained in this Section 8.2(a), or any part thereof, is invalid or unenforceable for any reason, the remainder of the restrictive covenant will not thereby be affected and will be given full force and effect, without regard to the invalid portion or portions. If any such Governmental Authority determines that the restrictive covenant contained in this Section 8.2(a), or any part thereof, is unenforceable because of the duration or scope of such covenant, such Governmental Authority will have the power to reduce such duration or scope and, in its reduced form, such covenant will then be enforceable and will be given full force and effect.

(b)     Non-Solicitation of Employees. During the period commencing on the date of this Agreement and ending on the date which is two (2) years following the Closing Date and within a radius of one hundred (100) miles from the Premises, without the prior written consent of Buyer, neither Seller, TSS, nor any of the TSS Subsidiaries will, directly or indirectly, hire or otherwise use or solicit the services of any employee or independent contractor who then is, or who was during the then-preceding twelve (12) months, an employee of Buyer who was also an employee of Seller immediately prior to Closing; provided, however, that the foregoing provision will not prevent Seller, TSS, and any of the TSS Subsidiaries from employing any such person who contacts any such Person on his or her own initiative without any direct or indirect solicitation by or encouragement from such Person, and provided further that general advertisements and other similar broad forms of solicitation shall not constitute direct or indirect solicitation hereunder.

8.3     Remedies. Each party hereto acknowledges and agrees that, in the event of any breach or threatened breach by a party of any covenant or obligation contained in Section 8.1 or Section 8.2, each non-breaching party will be entitled (in addition to any other remedy at law or in equity, including monetary damages) to obtain the following in addition to such other remedies as such non-breaching party may seek and a court of competent jurisdiction may award: (a) an injunction restraining such breach or threatened breach, which the parties hereto expressly waive; and (b) recovery of attorneys’ fees and costs incurred in enforcing its rights under Section 8.1 and Section 8.2; without the requirement to post a bond in connection therewith. Each party hereto consents to the award of any of the above remedies in connection with any such breach.

8.4     Assignment of Contracts. Notwithstanding any other provision of this Agreement, nothing in this Agreement or any related document shall be construed as an attempt to assign (a) any Assigned Contract which, as a matter of law or by its terms, is nonassignable without the consent of the other parties thereto unless such consent has been given as set forth herein, or (b) any Assigned Contract or claims as to which all of the remedies for the enforcement thereof enjoyed by Seller would not, as a matter of law or by their terms, pass to Buyer as an incident of the transfers and assignments to be made under this Agreement. In order, however, that the full value of every Assigned Contract and claim of the character described in clauses (a) and (b) immediately above and all claims and demands on such Assigned Contracts may be realized for the benefit of Buyer, Seller, at the reasonable request of Buyer, shall take all such action and do or cause to be done all such things as will, in the reasonable opinion of Buyer, be necessary or proper in order to ensure that the obligations of Seller under such Assigned Contracts may be performed in such manner to ensure that the value of such Assigned Contracts will be preserved and will inure to the benefit of Buyer and to facilitate the collection of the monies due and payable and to become due and payable thereunder to Buyer in and under every such Assigned Contract and claim incurred after the Closing Date. Seller shall promptly pay over to Buyer all monies collected by or paid to Seller in respect of every Assigned Contract, claim or demand to the extent such monies are earned by Buyer on or after the Closing Date. Nothing in this Section 8.4 shall relieve Seller of its obligations to use its reasonable best efforts to obtain any consents required for the transfer of the Acquired Assets and all rights thereunder to Buyer for which Buyer has not waived delivery.

8.5     Transferred Employees. Schedule 8.5 lists all employees of Seller that Buyer desires to employ effective upon the Closing Date (the “Transferred Employees”). Effective upon the Closing Date, Seller shall terminate all of the Transferred Employees as of such date, and Buyer (or an Affiliate thereof) shall offer employment effective as of the Closing Date to such Transferred Employees. Nothing in this Section 8.5 shall entitle any Transferred Employee to remain in the employment of Buyer or affect the right of Buyer to terminate, or alter the terms and conditions of employment (including with respect to compensation and benefits) of, any Transferred Employee at any time. Following the Closing, Seller shall pay the Transferred Employees any additional compensation owed to such Transferred Employees for their services to Seller through the Closing Date; provided, however, that Buyer shall be responsible for paying the Transferred Employees any amounts owed to them as set forth in the Estimated Closing Statement.

8.6     Records. Within a reasonable time following the Closing Date, Seller shall deliver to Buyer all books and records pertaining solely to the Acquired Assets or the Assigned Contracts (“Records”), and all other materials, on whatever media and in whatever form, that are necessary or convenient for Buyer’s ownership of the Acquired Assets and performance of the Assigned Contracts.

8.7     Name Change. Seller shall amend its articles of incorporation to change its name promptly following the termination of the WMATA Contract and receipt of all payments in connection therewith.

IX.         Miscellaneous Provisions.

9.1     Entire Agreement. This Agreement and the Transaction Documents constitute the entire, full, and complete agreement of the parties hereto concerning the subject matter hereof, and supersede all prior agreements. Any provision of this Agreement that later is found to be prohibited, unlawful, or unenforceable shall be deemed ineffective to the extent of such prohibition, unlawfulness, or unenforceability, and the remaining provisions shall remain in full force and effect.

9.2     Amendment and Waiver. This Agreement may be amended, modified, supplemented, or changed in whole or in part only by an agreement in writing making specific reference to this Agreement and executed by the parties hereto. No failure or any delay by any party in exercising any right, power, or privilege hereunder or under any of the Transaction Documents will operate as a waiver of such right, power, or privilege; nor shall any single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by law, (a) no Action or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the Action or right unless in a writing signed by the party against which such waiver or renunciation is charged; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

9.3     Binding Effect; Assignment; No Third-Party Beneficiaries. Subject to Section 8.2(c), this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, Representatives, successors, and permitted assigns, in accordance with the terms hereof. This Agreement and any of the exhibits and documents and certificates executed in connection therewith may not be assigned by operation of law or otherwise, except that Seller (including its Affiliates) may assign its rights and benefits hereunder without the prior written consent of Buyer (provided that any such assignment shall not relieve Seller of its obligations hereunder) to any Affiliate or subsidiary of Seller. This Agreement is for the sole benefit of the parties and their assigns and nothing herein expressed or implied shall give or be construed to give to any other Person any legal or equitable rights hereunder.

9.4     Waiver of Jury Trial. Each of the parties hereto irrevocably and unconditionally waives trial by jury in any Action relating to this Agreement or any transaction contemplated hereby or thereby and for any counterclaim with respect thereto.

9.5      Governing Law; Consent to Jurisdiction; Waivers.

(a)      This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to its choice of law principles).

(b)     For purposes of any Action arising out of this Agreement or any transaction contemplated hereby or thereby, each of the parties irrevocably submits to the exclusive jurisdiction of (i) the courts of the State of Delaware, and (ii) the United States District Courts in the State of Delaware. Each of the parties agrees to commence any such Action either in the United States District Court in the State of Delaware or if such Action may not be brought in such court for jurisdictional reasons, in the courts of the State of Delaware.

(c)     Each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth in Section 9.7 shall be effective service of process for any Action with respect to any matters to which it has submitted to jurisdiction in this Section 9.5.

(d)     Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or any transaction contemplated hereby in (i) the courts of the State of Delaware, and (ii) the United States District Courts in the State of Delaware, as appropriate, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

9.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of statute, law, regulation, Court Order or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. In such event, any such term or provision shall be deemed, without further action on the part of the parties, modified, amended and limited to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

9.7     Notice. All notices, requests, demands, and other communications required or permitted hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by electronic mail, facsimile transmission or other electronic means of transmitting written documents (with follow up copy under (c) below if no delivery confirmation is received); or (c) sent to the parties at their respective addresses indicated herein by private overnight mail courier service. The respective addresses to be used for all such notices, demands, requests, and other communications are as follows unless and until a different address has been designated by written notice to the other party:

If to Seller and TSS:	with a copy (which shall not constitute notice) to:

Innovative Power Systems Inc.

110 E. Old Settlers Blvd.

Round Rock, Texas 78664

Attention: Chief Financial Officer

Facsimile No.: (512) 310-1828

Telephone No.: (512) 310-4908

Email: JPenver@totalsitesolutions.com

Miles & Stockbridge P.C. 100 Light Street Baltimore, Maryland 21202 Attention: Christopher R. Johnson Facsimile No.: (410) 698-4505 Telephone No.: (410) 385-3532 Email: cjohnson@milesstockbridge.com

If to Buyer:	with a copy (which shall not constitute notice) to:

Innovative Power, LLC 43676 Trade Center Place, Suite 125 Dulles, Virginia 20166 Attention: Peter Woodward Telephone No. (917) 733-7232 Email: pwoodward@mhwcapital.com	Duffy & Sweeney, LTD 1 Financial Plaza, 18th Floor Providence, Rhode Island 02903 Attention: Joshua Celeste Facsimile No.: (401) 455-0701 Telephone No.: (401) 455-0700 Email: jceleste@duffysweeney.com

9.8     Expenses. Each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation, performance, and compliance with the terms of this Agreement and any documents required by this Agreement, provided, however, that the prevailing party in any litigation relating to this Agreement shall be entitled to reimbursement of its costs and reasonable attorneys’ fees from the non-prevailing party, including the costs incurred in any appeal of such action.

9.9     Further Assurances. Upon the reasonable request of any of the other parties hereto, each party will on and after the Closing Date execute and deliver to the other parties, as applicable, such other documents, releases, assignments, and other instruments as may be reasonably required to effectuate completely the transfer and assignment to Buyer of, and to vest fully in Buyer title to, each of the Acquired Assets, and to otherwise carry out the purposes of this Agreement.

9.10   Construction. The headings used in this Agreement are for convenience only and shall not be used to limit or construe the contents of any of the sections herein. When a reference is made in this Agreement to sections or schedules, such reference shall be to a section or schedule to this Agreement unless otherwise indicated. The words “include,” “includes”, and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific section or article reference is expressly indicated, the entire Agreement rather than any specific section or article. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.

9.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties. Counterparts delivered in fax or “pdf” form shall be as effective as manually signed counterparts.

- Signatures appear on the following page -

SIGNATURE PAGE TO

ASSET PURCHASE AGREEMENT

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date and year first above written.

SELLER:

INNOVATIVE POWER SYSTEMS, INC.

By:	/s/ Anthony Angelini
Name: Anthony Angelini
Title: President

TSS:

TSS, INC.

By:	/s/ Anthony Angelini
Name: Anthony Angelini
Title: President

BUYER:

INNOVATIVE POWER, LLC

By:	/s/ Peter Woodward
Name: Peter Woodward
Title: Managing Member

EXHIBIT A

DEFINITIONS

“Action” means any notice of noncompliance or violation, or any claim, demand, action, suit, dispute, audit, assessment or arbitration, or any request (including any request for information), proceeding, investigation or appeal by or before any Governmental Authority.

“Affiliate” means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person. For the purposes of this definition, the term “control” (including the terms “controlled by” and “under common control”) means the possession of the power to direct the management and policies of a Person whether through ownership of voting securities, Contract, or otherwise.

“Assigned Contracts” means those Contracts set forth on Schedule 2.1(a).

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in the State of Delaware are closed.

“Change in Control” means, with respect to any Person, the occurrence of any transaction, or series of transactions, that result in: (i) a sale of all or substantially all of the assets of such Person; (ii) a sale of fifty percent (50%) or more of the equity securities of such Person; (iii) a merger, consolidation, share exchange or reorganization; or (iv) any other transaction or series of related transactions, as a result of which fifty percent (50%) or more of the outstanding voting power of such Person is owned by a third party other than the owners of such Person immediately prior to such transaction (or series of related transactions).

“Closing Working Capital” means (a) the Current Assets, less (b) the Current Liabilities, determined as of the close of business on the Closing Date.

“Code” means the Internal Revenue Code of 1986 and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

“Contract” means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right, instrument, document, or other similar understanding, whether written or oral.

“Court Order” means any judgment, order, award, or decree of any foreign, federal, state, local, or other court or tribunal and any award in any arbitration proceeding (or agreement entered into in any administrative, judicial, or arbitration proceeding with any governmental authority).

“Current Assets” means the current assets of Seller that are included in the Acquired Assets and set forth on the Estimated Closing Statement; provided that no Excluded Assets shall be included in the determination of current assets.

“Current Liabilities” means the current liabilities of Seller that are included in the Assumed Obligations and set forth on the Estimated Closing Statement, provided that no Excluded Obligations shall be included in the determination of current liabilities. Notwithstanding the foregoing, any liabilities assumed by Buyer under the Retention Agreement shall not be considered Current Liabilities.

“Escrow Agent” means Delaware Trust Company.

“Escrow Amount” means One Hundred and Seventy-Five Thousand and 00/100 ($175,000) dollars.

“Estimated Closing Statement” means a statement setting forth the Estimated Working Capital.

“Estimated Working Capital” means an estimate of the Closing Working Capital, which estimate is set forth on the Estimated Closing Statement.

“Estimated Working Capital Deficit” means the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital.

“Estimated Working Capital Surplus” means the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“Governmental Authority” means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority, and includes any Person or thing on behalf of a Governmental Authority.

“Independent Accounting Firm” means a mutually acceptable independent accounting firm, which neither Seller nor Buyer has a prior financial accounting or professional service relationship other than as an independent accountant in a similar dispute.

“Liabilities” means any and all debts, liabilities, and obligations of any nature whatsoever, whether direct or indirect, known or unknown, asserted or unasserted, accrued or fixed, absolute, or contingent, mature or unmatured or determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, whether in contract, tort, strict liability or otherwise, including those arising under any law, rule, regulation, Action, Court Order, and those arising under any contract, agreement, commitment, or undertaking, including all costs and expenses relating thereto.

“Person” means any individual, trustee, firm, corporation, partnership, limited liability company, Governmental Authority or other entity, whether acting in an individual, fiduciary or any other capacity.

“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel, or other representative of that Person.

“Seller’s Knowledge” means the actual knowledge of each of Anthony Angelini in his capacity as the President and Secretary of Seller and John Penver in his capacity as the Treasurer of Seller.

“Target Working Capital” means Zero Dollars ($0).

“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, parking, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated tax, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, including such item for which Liability arises from the application of Treasury Regulation 1.1502-6, as a transferee or successor-in-interest, by contract or otherwise.

“Taxing Authority” means any Governmental Authority responsible for the administration, imposition or collection of any Tax.

“Tax Return” means any return, report, information return, schedule, certificate, statement or other document (including any related or supporting information and any amendments to the foregoing) filed or required to be filed with a Taxing Authority in connection with any Tax, or, where none is required to be filed with a Taxing Authority, the statement or other document issued by a Taxing Authority in connection with any Tax.

“TSS Subsidiaries” means any Person that is controlled by TSS. For the purposes of this definition, the term “controlled by” means the possession of the power to direct the management and policies of a Person through the ownership of voting securities.

“WMATA Contract” means that certain supply and service contract, between Seller and Washington Metropolitan Area Transit Authority, executed in connection with RFP No. FQ12186/MR.

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